SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 16, 2016

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcement on May 16, 2016 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0516/LTN20160516272.pdf, in relation to the operating data for April 2016 of the Company and its subsidiaries to be published on the Shanghai Stock Exchange.

The announcement in English is included as exhibit to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Xie Bing

Name: Xie Bing

Title: Company Secretary

Date: May 16, 2016